15027167

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
~~8-69202~~ ~~67492~~ 8-69202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXVERE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 FIFTH AVE, STE 3405
(No. and Street)

SEATTLE (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD STARR (206) 728-1800
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RICHARD STARR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXVERE SECURITIES, LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public

MICHELLE R. HILGER
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
JULY 9, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See the separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- ☒ (o) Exemption Report Required by SEC Rule 17a-5

* *Reserve requirement is not applicable.*

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3)*

CONTENTS

petersonsullivan LLP

Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Exvere Securities, LLC
Seattle, Washington

We have audited the accompanying financial statements of Exvere Securities, LLC ("the Company") which comprise the statement of financial condition as of December 31, 2014, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The following supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements:

- Schedule I, Computation of Net Capital Under Rule 15c3-1
- Schedule II, Reconciliation Between the Computation of Net Capital Per the Broker's Unaudited FOCUS Report, Part IIA, and the Audited Computations of Net Capital

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Peterson Sullivan LLP

February 23, 2015

EXVERE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash	$	28,537
Deposit		2,178
Total Assets	$	30,715
MEMBER'S EQUITY		
Member's equity	$	30,715

EXVERE SECURITIES, LLC

STATEMENT OF INCOME (LOSS)
For the Year Ended December 31, 2014

Income		
Advisory fees	$	1,190,296
Expenses		
Local Taxes	$	17,854
Accounting and Audit Fees		17,800
Assessments, Dues and Fees		2,504
Rent		2,400
Business Licenses and Permits		1,320
Insurance		690
Total Expenses		42,568
Net Income	**$**	**1,147,728**

EXVERE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2014

Balance, December 31, 2013	$	32,987
Contributions		-
Distributions		(1,150,000)
Net Income		1,147,728
Balance, December 31, 2014	$	30,715

EXVERE SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net Income	$ 1,147,728
Adjustments to Reconcile Net Income to Net Cash Flows from Operating Activity:	
Change in Deposit	(866)
Net Cash Flows from Operating Activity	1,146,862
Cash Flows from Financing Activity	
Distributions	(1,150,000)
Net Cash Flows from Financing Activity	(1,150,000)
Net Decrease in Cash	(3,138)
Cash, Beginning of Year	31,675
Cash, End of Year	$ 28,537

NOTES TO FINANCIAL STATEMENTS

Note 1: Organization and Significant Accounting Policies

Organization

Exvere Securities, LLC (the "Company") is a securities broker-dealer as approved by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company has an office in Seattle, Washington, and provides mergers & acquisitions advisory and intermediary services to private companies.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested into it. The Company has one member-owner and is scheduled to dissolve on January 1, 2075, unless terminated by the member-owner at an earlier date.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash

Cash includes cash in banks. At times the cash balance may exceed the insurable limits as provided by the FDIC.

Taxes

As an LLC, the Company is not federally taxed at the reporting level. Instead, its items of income, loss, deduction, and credit are passed through to its member-owner. The Company's federal tax returns are subject to examination for the last three years.

The Company is taxed by the State of Washington and is subject to a percentage of its gross revenues as Business and Occupations Tax, for which there are no deductions.

Revenue Recognition

Revenue is generally recognized when the Company completes all services, as agreed to by both parties, and presents the Client with an invoice. This occurs at and upon the closing of the transaction and the invoice is paid by the client via wire funds upon closing.

During 2014 the Company received revenue from two customers.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the same date as the independent auditors' report.

Note 2: Related Party Transactions

The Company has an expense sharing agreement with its member-owner whereby the Company pays a monthly rent for the use of the office space shared with the member-owner. The total rent paid to the member-owner for the year ended December 31, 2014, was $2,400.

Under this agreement, the member-owner pays for the majority of the Company's general and administrative expenses, including use facilities and equipment, as well as payroll expenses.

Note 3: Commitments, Contingencies and Guarantees

As of December 31, 2014, management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligations.

Note 4: Distribution to Member-Owner

The distribution by the Company to its member-owner is determined by the Company's CEO in conjunction with its Financial and Operations Principal. There is no predetermined amount distributed from the fee proceeds that is distributed to the member-owner. The determinants for the amount of each distribution include, but are not limited to, current cash position, net capital computation, anticipated regulatory fees, taxes, business plan, schedule of prospective future closings, etc. The total distributions by the Company to its member-owner in 2014 were $1,150,000.

Note 5: Net Capital Requirements

The Company is currently subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater. At December 31, 2014, the required minimum net capital was $5,000. The Company had computed net capital of $28,537 at December 31, 2014, which was in excess of the required net capital level by $23,537. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 0 to 1.

SUPPLEMENTARY INFORMATION

EXVERE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2014

COMPUTATION OF NET CAPITAL

Member's equity	$	30,715
Deductions		
Deposit		(2,178)
Net Capital		28,537
Minimum Net Capital		5,000
Excess Net Capital	$	23,537

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts Payable	$	-
Total Aggregate Indebtedness	$	-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of total aggregate Indebtedness, or $5,000, whichever is greater)	$	5,000
Percentage of Aggregate Indebtedness to Net Capital		0%
Ratio of Aggregate Indebtedness to Net Capital		0 to 1

Exvere Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph k(2)(i).

EXVERE SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2014

Net Capital per the Broker's Unaudited Focus Report, Part IIA, and Net Capital per the Audited Financial Statements	$ 28,537

No adjustments were proposed to net capital per the Focus Report, Part IIA, as a result of our audit.

petersonsullivan LLP
Certified Public Accountants
& Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Member
Exvere Securities, LLC
Seattle, Washington

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Exvere Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Peterson Sullivan LLP

February 23, 2015

601 Union Street
Suite 2300
Seattle, WA 98101

(206) 382-7777 MAIN
(206) 382-7700 FAX

pscpa.com

EXVERE SECURITIES, LLC

EXEMPTION REPORT

Exvere Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

While the Company does not maintain any "special accounts for the exclusive benefit of customers" as the Company's business is solely to provide private placement services, and does not carry any customer accounts, the Company believes that claiming an exemption under 17 C.F.R. § 240.15c3-3(k)(2)(i) is appropriate, as other exemption sections do not apply.

Exvere Securities, LLC

I, Richard Dean Starr, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Financial and Operations Principal

Date: 23 February, 2015